UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Adeona Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

 (Title of Class of Securities)

00685T108

 (CUSIP Number)

Adeona Pharmaceuticals, Inc
3985 Research Park Drive
Ann Arbor, MI 48108
(734) 332-7800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00685T108

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Chestnut Ridge Partners, LP (03-0404154)
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) (See item 3) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization U.S.A
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 448,000
	8	Shared Voting Power
	9	Sole Dispositive Power 448,000
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by Each Reporting Person 448,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 2.1%
14	Type of Reporting Person (See Instructions) LP

Item 1. Security and Issuer.

      This Schedule 13D relates to the common stock, par value $0.001 per share(the "Common Stock") of Adeona Pharmaceuticals, Inc., whose principal executive offices are located at 3985 Research Park Drive, Ann Arbor, MI 48108 (the "Issuer").

Item 2. Identity and Background.

      (a)   The name of the reporting party is Chestnut Ridge Partners, LP (the "Reporting Person").

      (b)   The address of the Reporting Person is c/o Chestnut Ridge Capital, LLC, 10 Forest Avenue, Paramus, NJ 07652.

      (c)   The Reporting Person's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is – Investment Partnership, Chestnut Ridge Capital, LLC, 10 Forest Ave, Paramus, NJ 07652.

      (d)   The Reporting Party has not been convicted in any criminal proceedings during the last five years.

      (e)   The Reporting Party has not during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction where the result of which Chestnut Ridge Partners, LP is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

      (f)   The Reporting Person is a citizen of the U.S.A.

Item 3. Source and Amount of Funds or Other Consideration.

      The Reporting Party purchased the 200,458 shares of Common Stock and converted warrants to purchase an additional 247,542 shares of common stock, directly from the Issuer for a purchase price equal to an aggregate of $945,439.42.  The source of funding for this purchase was through internal funds.

Item 4. Purpose of Transaction.

Passive investment

Item 5. Interest in Securities of the Issuer.

      (a)   The Reporting Person beneficially owns an aggregate of 448,000 shares of Common Stock, representing 2.1% of the outstanding shares of Common Stock (based, as to the number of outstanding shares, upon the Issuer's Form 10-Q filed November 12, 2009.)

      (b)   The Reporting Party has the sole right to vote and dispose, or direct the disposition, of the 448,000 shares of Common Stock owned by the Reporting Party.

      (c)   The 448,000 shares of Common Stock reported herein were acquired by the Reporting Person from the Issuer November 30 ,2006.

      (d)   Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 448,000 shares of Common Stock owned by the Reporting Person.

      (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      The securities discussed herein are the result of the Common Stock Purchase Agreement executed by and between the Reporting Person and the Issuer (the "Purchase Agreement").

Item 7. Material to Be Filed as Exhibits.

      None.

Signature.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2010

Chestnut Ridge Partners, LP, a Delaware partnership

By: Chestnut Ridge Capital, LLC, a Delaware limited liability company, Its General Partner

By:	/s/ Kenneth Holz
Kenneth Holz, CFO